Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD'S RESOURCE BASE EXPANDS, AS IT PLANS FOR THE NEXT 10 YEARS

London, 28 March 2014 - Randgold Resources increased its total attributable mineral resources in 2013 despite depletion from mining in a year that delivered record production. The company’s annual resource and reserve declaration, published today as part of its annual report for 2013, shows attributable resources up by 5% to 28.6 million ounces while reserves, reflecting depletion, decreased by 8% to 15 million ounces.

Randgold reserve and resource management executive Rod Quick said all the group’s mines were ramping up both production and grade, which inevitably impacted on its reserve inventory.

“We are confident, however, that we can replenish our reserves through ongoing exploration as well as resource conversion” he said. “This confidence is based on the robustness of our current five year plan as well as the prospectivity of the regions where we operate, as demonstrated by our growing resources.”

At Kibali, the giant gold mine Randgold is developing in the Democratic Republic of Congo, total reserves now stand at 11.6 million ounces at 4.0g/t, up from 10.9 million ounces at 4.1g/t as a result of an updated mine design on a resource base which grew to 22 million ounces.

At Loulo in Mali, reserves decreased to 5.3 million ounces due to mining depletion, completion of the Yalea open pit and the redesign of the Gara underground mine to secure continued profitability by reducing capital development. The neighbouring Gounkoto open pit mine also reported lower reserves as a result of mining depletion, lower grades due to a change in the footwall modelling and the addition of some lower grade footwall and hanging wall gains. A drilling programme following up on the recently announced wide and high grade intersections will test the validity of the new model. Meanwhile, the latest results from the ongoing underground feasibility study at Gounkoto have confirmed a mineral resource of over a million ounces at more than 6.0g/t. Current indications are that the optimal exploitation of the underground resource will be from a decline position lower in the open pit.

In Côte d’Ivoire, Tongon’s resources and reserves were depleted by mining and ongoing infill grade control drilling. Deeper drilling has highlighted the potential for higher grades below the southern zone pit and further drilling is planned to test the depth extensions. Based on current pay limits and the fact that Tongon is scheduled to repay its capital next year, exploration is focused on near-mine low grade resources which could extend the mine’s life beyond the current seven years.

Chief executive Mark Bristow said that, unlike most of the gold mining industry, Randgold had not needed to write down its reserves and resources as the gold price dropped because it had calculated its reserves at US$1 000/oz and its resources at US$1 500/oz for the past three years.

“We have looked closely at all our mines to ensure that they will still be profitable at US$1 000/oz and we’ll continue to review our operations against a range of gold price scenarios. We’ve also put a solid budget in place for 2014, kept our rolling five year plan intact and are now building this into a ten year plan” he said.

“A key feature of the 10 year plan is that the second half only requires sustaining capital. Kibali has a reserve based plan that goes beyond 10 years at around 600 000 ounces per annum. The Loulo-Gounkoto complex is currently scheduled to drop below 700 000 ounces from 2020 but with the potential for resource conversion from its Yalea and Gara operations as well as from the high grade underground project at Gounkoto, we believe the complex can deliver more than 600 000 ounces per year for the 10 years. Together with the Tongon life of mine extension programme, these potential reserve extensions should give us time to deliver a new world class discovery from our portfolio of quality greenfields projects spanning four of Africa’s major gold regions.”

RESOURCE AND RESERVE DECLARATION at 31 December 2013 (abridged)

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2013	2012	2013	2012	2013	2012	2013	2012

MINERAL RESOURCES
Kibali								45%	45%
	Measured and indicated	154	135	3.5	3.5	17	15	7.7	6.8
	Inferred	60	55	2.7	2.2	5.2	3.9	2.3	1.8
Loulo								80%	80%
	Measured and indicated	52	56	4.6	4.7	7.7	8.4	6.2	6.8
	Inferred	18	17	3.5	3.4	2.0	1.8	1.6	1.4
Gounkoto								80%	80%
	Measured and indicated	28	27	4.4	4.8	4.0	4.1	3.2	3.3
	Inferred	3.5	4.0	3.7	3.8	0.4	0.5	0.3	0.4
Morila								40%	40%
	Measured and indicated	16	4.9	0.7	1.6	0.4	0.2	0.1	0.1
	Inferred	12	41	0.6	0.4	0.2	0.6	0.1	0.2
Tongon								89%	89%
	Measured and indicated	33	35	2.4	2.6	2.5	3.0	2.2	2.7
	Inferred	12	10	2.7	2.7	1.1	0.9	0.9	0.8
Massawa								83%	83%
	Measured and indicated	35	37	2.6	2.7	3.0	3.2	2.5	2.6
	Inferred	24	3.4	2.1	3.9	1.7	0.4	1.4	0.4
TOTAL MEASURED AND INDICATED RESOURCES		318	295	3.4	3.6	35	34	22	22
TOTAL INFERRED RESOURCES		130	131	2.5	1.9	11	8.1	6.7	5.0

MINERAL RESERVES
Kibali								45%	45%
	Proven and probable	89	83	4.0	4.1	12	11	5.2	4.9
Loulo								80%	80%
	Proven and probable	34	40	4.9	4.9	5.3	6.3	4.2	5.1
Gounkoto								80%	80%
	Proven and probable	17	18	4.3	4.7	2.3	2.8	1.8	2.2
Morila								40%	40%
	Proven and probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.1
Tongon								89%	89%
	Proven and probable	31	34	2.2	2.4	2.2	2.6	2.0	2.4
Massawa								83%	83%
	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL PROVEN AND PROBABLE RESERVES		205	201	3.6	3.9	24	25	15	16

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2102 code and as such are reported to the second significant digit. These are equivalent to National Instrument 43-101 and the reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of insitu mineral resources at a 0.5g/t cut-off falling within a US$1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at cut-off grades of between 1.5g/t to 2.0g/t. Open pit and underground mineral reserves are economic at a gold price of US$1 000/oz. Open pit reserves are calculated at a weighted average cut-off grade of 0.96g/t. Our underground reserves are calculated at a weighted average cut-off grade of 2.42g/t. Our stockpile reserves at Morila are calculated at a cut-off grade of 0.85g/t. Our TSF reserves at Morila are calculated at a 0.5g/t cut-off. Dilution and ore loss are incorporated into the calculation of reserves. Mineral resources are inclusive of mineral reserves.

COMPETENT PERSONS:

Yalea, Gara and Gounkoto mineral resources were calculated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Loulo 3 and Baboto mineral resources from Loulo were calculated by Mr Ivan Doku, an independent consultant, and reviewed by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Faraba mineral resources from Gounkoto were calculated by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Tongon mineral resources were calculated by Mr Simon Bottoms and Mr Babacar Diouf, both officers of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Kibali mineral resources were calculated by Mr Ernest Doh, an officer of the company and Competent Person. Morila open pit resources were calculated by Miss Paula Ogilve, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Mr Rodney Quick reviewed all mineral resources as lead competent person. Mr Johan Kleynhans and Mr Rodney Quick are both Professional Natural Scientists and members of SACNASP and both have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo, Tongon, Morila, Massawa and Gounkoto open pit mineral reserves were calculated by Mr Shaun Gillespie, an officer of the company and Competent Person and member of SAIMM. Kibali open pit mineral reserves were calculated by Mr Nicholas Coomson, an officer of the company and Competent Person and member of AusIMM. Loulo underground reserves were calculated by Mr Andrew Fox, an independent consultant and Competent Person. The Kibali underground mineral reserves were calculated by Mr Tim Peters an independent consultant and a member of AusIMM. All Competent Persons have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

ANNUAL REPORT:

Randgold has posted its annual report for the year ended 31 December 2013 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) 31 March 2014. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the proxy form along with the scrip dividend mandate letter from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the notice of annual general meeting section, also on the website at www.randgoldresources.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.